EXHIBIT 10N

November 30, 2001



PERSONAL/CONFIDENTIAL
HAND DELIVERED

Mr. Robert W. Ross
Vice President and Secretary
Selas Corporation of America
President
Heat Technology Group
2034 S. Limekiln Pike
Dresher, PA  19025

      Re:  Separation Package

Dear Bob:

      This Letter Agreement will confirm our recent amicable discussions regarding your planned resignation from employment with Selas Corporation of America (Selas). We appreciate your past commitment and many contributions over the years to Selas. We have always found you to be an asset to Selas, and you have consistently acted with the highest integrity and professionalism. In recognition of your commitment and past contributions, Selas is pleased to offer you the separation package that is described below. Selas advises you to consult with legal counsel of your choice in making the determination of whether to accept this separation package.

      1. You will resign, effective November 30, 2001 (Resignation Date), (a) your employment with Selas and each of its subsidiaries, (b) each position you hold as an officer of Selas and any of its subsidiaries, and (c) each position you hold as a director of any subsidiary of Selas. At the time you sign this Letter Agreement, you will also sign and deliver to me a letter of resignation in the form of Exhibit A, which is hereby incorporated.

      2. Selas will pay an equivalent to the employers and the employees share of the premiums for medical and dental insurance through November 30, 2002 if you elect and receive COBRA coverage. Thereafter, you will remain eligible as provided by law for continuing your medical and dental insurance coverage for the remaining COBRA period (which, under current law, will expire 18 months after your Resignation Date) at your own expense. If you rescind this Letter Agreement pursuant to paragraph 14 below, Selas will not be obligated to make any payments specified in this paragraph. You will still have the right to continue to
participate   in  Selas  medical  and  dental  plans  upon  timely
payment of the full premiums therefore as provided under COBRA.



      3. For purposes of general communication, your separation from employment will be represented by Selas and you as a voluntary resignation. You and I will announce to Selas staff your Resignation Date and your change in status at a mutually agreed upon time. However, I will immediately inform the Board of your Resignation Date, and you may immediately inform your direct reports. All internal announcements of your leaving will be consistent with a mutually agreeable statement that we will draft together prior to the internal announcement of your leaving. You and Selas will communicate with and respond to inquiries from persons outside Selas consistent with this mutually agreeable announcement. If you wish me to do so, I would be glad to provide you with a mutually agreeable letter of reference which we will draft together prior to your leaving your employment.

      4. Selas agrees to retain you as an independent consultant for consultation and assistance regarding any transition issues in the Heat Technology Group and the possible sale of Selas SAS
(the   Consulting   Services).    This   independent   contractor
relationship will commence immediately after your Resignation Date and end on November 30, 2002, except that (a) you may terminate the consulting relationship at any time for any reason prior to November 30, 2002 with one months written notice, and
(b) Selas may terminate the consulting arrangement immediately on written notice if you accept other consulting or employment elsewhere. Upon any such termination, all further payments of the retainer described below will cease. You agree to notify me immediately if you accept other consulting or employment elsewhere  during  this term.  At all times  during the  consulting relationship, you shall be an independent contractor and not an employee, principal, agent, partner or joint venturer of Selas. During this term, you shall provide up to 60 hours of Consulting Services during each period of three calendar months beginning on December 1, 2001, March 1, 2002, June 1, 2002, and September 1, 2002, as requested by me or by the Chairman of the Board of
Directors of Selas. You agree to be reasonably available in a manner consistent with the scope of the Consulting Services hereunder. Your liaison at Selas for purposes of your Consulting Services will be me or the Chairman of the Board of Directors of Selas. In consideration for your Consulting Services, Selas shall pay you a retainer of $16,089 per month. In addition, Selas will also pay all reasonable business expenses you incur in providing the Consulting Services, including reasonable travel, lodging, meals, and other expenses related to those services, provided you submit to me a monthly expense report. Because you will perform the Consulting Services as an independent contractor, Selas will issue you a Form 1099 and not withhold any taxes. You will be solely responsible for all taxes. Your consulting retainer payment will be paid on the last day of each month during the consulting period and will be mailed to your home address of record. You will, however, not be entitled to any additional benefits such as vacation or sick pay during this consulting period since you will no longer be a Selas employee. During this consulting period, your Company stock options will not continue to vest. If you rescind this Letter Agreement pursuant to paragraph 14 below, Selas will not be obligated to make any payments specified in this paragraph.

      5. As additional consideration for the promises contained in this Letter Agreement, Selas will pay you an amount equivalent to one (1) percent of the gross sale price of Selas SAS, not to exceed fifty thousand dollars ($50,000), provided a purchase agreement and all closing documents are fully-executed by all parties on or before November 30, 2002. This payment will be paid in one lump sum amount within 30 calendar days after all closing documents are fully-executed and will be mailed to your home address of record. You acknowledge that Selas has not made any definite decision concerning the sale of Selas SAS, and that Selas will have no obligation to you under this paragraph if it decides not to, or otherwise does not, complete a sale of Selas SAS.

      6. On your Resignation Date, Selas shall pay you accrued salary plus the amount of $10,673.00 for accrued and/or carry-over vacation compensation to which you are entitled as of your Resignation Date. Total vacation pay as of your Resignation Date represents 15 days. The vacation pay will be paid to you on Selas next regularly scheduled pay date and mailed to your home address of record. In addition, Selas will allow you to use the automobile currently leased by Selas for your use, for the remainder of the current lease term. You will not be entitled to any bonus under any bonus plan for Selas employees.

      7. You will receive retirement benefits in accordance with Selas Retirement Plan for Salaried Employees, as now in effect.
The   benefits  to  which  you  shall  be  entitled   under  Selas
Supplemental Retirement Plan shall be modified so that you will receive $24,000 per year in the form of a single life annuity commencing on the first day of the month following the date you attain age 55.

      8. All life insurance and disability insurance benefits provided to you by or through Selas will terminate on the Resignation Date.

      9. The terms and conditions of this Letter Agreement will be treated as confidential by the undersigned parties and will not be disclosed to any person other than the parties attorneys, accountants, financial and tax advisors, and by you to your spouse and by Selas only to its employees and Board members who have been informed of the confidentiality requirements of this Letter Agreement, who have agreed to abide by those requirements, and who have a legitimate business need to know. Other disclosure may be made as required by law or by any legal proceeding required by either party to enforce its or your rights under the terms and conditions of this Letter Agreement. The parties acknowledge that Selas will be required to disclose the terms of this Agreement in its filings with the Securities and Exchange Commission.

      10. Nothing in this Letter Agreement is intended to be or will be deemed to be an admission by Selas or you that Selas or you or any of Selas agents or employees has violated any state or federal statute, local ordinance, or principle of common law, or that Selas or you has engaged in any wrongdoing.

      11. You agree that you will not disparage Selas, its Board, its management, or its employees in any respect. Selas agrees that its Board members and its management will not disparage you in any respect.

      12. You agree that by signing this Letter Agreement you are, for yourself and anyone who asserts or obtains legal rights from you, releasing unconditionally and discharging Selas, its subsidiaries, affiliates and related entities, past and present Board members, officers, and employees and any entity affiliated with any of the foregoing, from any and all past or present claims, demands, obligations, actions, damages and expenses of any nature, whether known or unknown, whether based in tort, contract or other theory of recovery and whether for compensatory or punitive damages, which you now have, whether known or unknown, on account of or in any way growing out of the employment relationship between the parties, including but not limited to any claims arising under Title VII of the Civil Rights Act of 1964, as amended, the Americans with Disabilities Act, the Age Discrimination in Employment Act, the Pennsylvania Human Relations Act, all other federal, state, or local civil rights law or common law, including but not limited to, retaliatory discharge, breach of contract, promissory estoppel, wrongful termination of employment, defamation, intentional or negligent infliction of emotional distress, and/or any other claims for unlawful employment practices, whether legal or equitable. You acknowledge that you have been paid all wages and benefits due you as an employee of Selas as of the date you sign this Letter Agreement, other than accrued salary and vacation compensation specified in paragraph 6. You agree not to institute or participate voluntarily in any law suit or proceeding brought by any individual relating in any way to your employment relationship with Selas up to the time of your signing this Agreement. You acknowledge that this release includes a waiver of any right to money damages or other individual remedies or damages awarded by any governmental agency including the EEOC.

      13. You have 21 days, not counting the day you receive this Letter Agreement, to consider this separation package. You acknowledge that if you sign this Letter Agreement before the end of the 21-day period, it will be your personal, voluntary decision to waive the remainder of the consideration period. Selas and you agree that any changes in this Letter Agreement made prior to signing, whether material or not, do not restart the 21-day period for consideration.

      14. You may rescind and revoke this Letter Agreement for any reason within seven (7) days after you sign this Letter Agreement, and it will not become effective or enforceable until this seven-day period has expired. To be effective, the rescission must be in writing and delivered by hand or mailed to Mark Gorder, President, Selas Corporation of America, 1260 Red Fox Road, Arden Hills, MN 55112, within such seven-day period. If mailed, the rescission must be (a) postmarked within the seven-day period; (b) properly addressed to me as shown above; and (c) sent by certified mail, return receipt requested. This Letter Agreement shall not become effective until the rescission period has expired. You will not be entitled to any payment if you rescind this Letter Agreement, other than salary, vacation, or other benefits payable as of your Resignation Date.

      15. You retain all stock options in the Companys Amended and Restated 1994 Stock Option Plan (the Stock Option Plan) that vest prior to your Resignation Date and that you shall be able to exercise these options under during a period of not more than three (3) months after your Resignation Date, all in accordance with the Companys Stock Option Plan.

      16. You agree that you will not retain any copies of company property or documents, except for those that I specifically authorize that you may retain for purposes of performing the Consulting Services. You agree that this obligation is ongoing and that if you subsequently discover any additional Company property you will promptly return it to Selas. On or before your Resignation Date, you agree to return promptly all other Company property and equipment of any kind and all files, documents, and copies of such.

      17.  For  the  purposes  of  this  paragraph,   Confidential
Information means information not readily available to persons not employed by Selas or others who are not in a confidential relationship with Selas. Confidential information includes financial, customer, pricing, sales, marketing, investments, and strategic planning information.

      You recognize and acknowledge that during your employment with Selas, you had access to, worked with and became familiar with Confidential Information of Selas and its subsidiaries. You further agree that you have established longstanding relationships with Selas and its subsidiaries customers, that Selas and its subsidiaries are engaged in highly competitive activities, and that Selas and its subsidiaries could suffer irreparable harm if you engage in competitive activities.

      You agree that until one year after the expiration or earlier termination of the consulting arrangement described in paragraph 4, you will not on your own behalf or as a partner, officer, director, employee, agent, or consultant of any other person or entity, directly or indirectly, engage in the business of providing products or services to customers of Selas or any of its subsidiaries which are the same or similar to services provided by Selas or any of its subsidiaries. You and Selas agree that the products and services which Selas and its subsidiaries provide to their customers include services related to specialized industrial heat-processing systems used by manufacturers of steel, glass, and other materials; hearing device components and systems, molded plastics, medical plastics, termistors, capacitors, and other high technology products; and tire holders, hoists and related products.

      You also agree that until one year after the expiration or earlier termination of the consulting arrangement described in paragraph 4, you will not on your own behalf or as a partner, officer, director, employee, agent, or consultant of any other person or entity, solicit or induce any employee of Selas or any of its subsidiaries to leave their employment with Selas or any of its subsidiaries or consider employment with another person or entity.

      You further agree that until one year after the expiration or earlier termination of the consulting arrangement described in paragraph 4, you will not solicit employment with any customers of Selas or any of its subsidiaries. You also agree that until one year after the expiration or earlier termination of the consulting arrangement described in paragraph 4, you will not directly or directly solicit employment with a competitor of Selas or any of its subsidiaries. For purposes of this Letter Agreement, the term competitor includes, but is not limited to, any person, firm, company, corporation, or other legal entity engaged in the business of providing products or services which are the same or similar to services provided by Selas or any of its subsidiaries.

      You further understand and agree that you will not disclose or communicate any Confidential Information to any third party without the consent of Selas and that you will not make use of Confidential Information on your own behalf or on behalf of any third party.

      You understand that any breach of these paragraphs would cause irreparable harm to Selas, and that, therefore, Selas shall be entitled to an injunction prohibiting you from any such breach. This provision with respect to injunctive relief will not, however, diminish the rights of Selas to claim and recover damages in addition to injunctive relief. You expressly acknowledge that the undertaking regarding Confidential Information set forth above shall survive the expiration or
termination   of  other   agreements   or  duties  in  this  Letter
Agreement.

      If you breach any of your obligations contained in this paragraph 17, all consulting amounts paid and/or owed to you pursuant to this Letter Agreement at the election of Selas, shall be forfeited and returned to Selas. If you breach any of your obligations contained herein, Selas shall be able to pursue all legal and equitable remedies available. You will also be liable to Selas for any and all costs, including attorneys fees, incurred in enforcing this Letter Agreement.

      18. You acknowledge and agree that Selas payments to you and all other promises of Selas to you set forth in this Letter Agreement constitute full and adequate consideration for this Letter Agreement and that, if you do not sign this Letter
Agreement or if you rescind pursuant to paragraph 14, or otherwise challenge the effectiveness of all or any part of this Letter Agreement at any time, or breach any of your obligations contained in this Letter Agreement at any time, Selas shall have no obligation to provide any portion of the consideration. If either you or Selas breaches this Letter Agreement, the breaching party will pay all reasonable costs, including attorneys fees, incurred by the non-breaching party in enforcing this Letter Agreement.

      19. This Letter Agreement may not be modified or amended in any way except in a writing signed by both parties. This Letter Agreement shall be binding upon and inure to the benefit of the parties and their respective heirs, successors, and assigns and shall be interpreted in accordance with the laws of the Commonwealth of Pennsylvania.

      20. If any provision of this Letter Agreement is held to be illegal, invalid or unenforceable under present or future laws, rules, or regulations, such provision shall be fully severable, and this Letter Agreement shall be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part of this Letter Agreement, and the remaining provisions of this Letter Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable provision or by its severance from this Letter Agreement.

      21. This Letter Agreement constitutes the entire agreement of the parties concerning its subject matter and supersedes all prior agreements, statements, promises and negotiations, written or oral, concerning such subject matter. Without limiting the generality of the preceding sentence, the Agreement on Termination Following Change of Control or Asset Sale between you and Selas is hereby terminated.

      22. By signing this Letter Agreement, you acknowledge that you have had the opportunity to be represented by your own attorney, that you have read and understood the terms of this Letter Agreement, and that you are voluntarily entering into this Letter Agreement to resolve any disputes with Selas and to receive the benefits of this separation package.

Please indicate your acceptance of this separation package by signing, dating, and returning to me the extra copy of this Letter Agreement that I have enclosed for you within the time provided in paragraph 13. I look forward to hearing from you.

SELAS CORPORATION OF AMERICA



By    /s/ Mark S. Gorder
      Mark S. Gorder, President




                            ACCEPTANCE


      I accept and agree to the terms of this Letter Agreement.



Dated:          November 30, 2001                            /s/
Robert W. Ross
                              Robert W. Ross










Mr. Mark Gorder
President
Selas Corporation of America
1260 Red Fox Road, Arden Hills
MN 55112



Dear Mark:

      I voluntarily resign, effective October 31, 2001, (a) my employment with Selas Corporation of America (Selas) and each of its subsidiaries, (b) each position I hold as an officer of Selas and any of its subsidiaries, and (c) each position I hold as a director of any subsidiary of Selas.

                                    Yours truly,



                                    /s/ Robert W. Ross



                                    Robert W. Ross
                                    Vice President and Secretary
                                    Selas Corporation of America
                                    President
                                    Heat Technology Group











                             Exhibit A